UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 5)*


			BluePhoenix Solutions, Ltd.
			     (Name of Issuer)

		Ordinary Shares, par value NIS $0.04 per share
			(Title of Class of Securities)

				 M20157109
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



				 November 12, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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Cusip No. 	M20157109	  Schedule 13-D			   Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				3,699,515 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,699,515 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,699,515  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	35.77%   (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,699,515 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

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Cusip No. 	M20157109	  Schedule 13-D			   Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				3,699,515 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,699,515 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,699,515  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	35.77%   (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,699,515 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 4 of 10


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,699,515 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,699,515 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,699,515  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	35.77%   (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,699,515 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,699,515 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,699,515 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,699,515  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	35.77%   (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,699,515 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,699,515 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,699,515 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,699,515  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	35.77%   (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,699,515 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

--------------------------------------------------------------------------------
Cusip No. 	M20157109	  Schedule 13-D			   Page 7 of 10


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,699,515 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,699,515 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,699,515  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	35.77%   (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,699,515 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; plus (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

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Cusip No. 	M20157109	  Schedule 13-D			   Page 8 of 10

				EXPLANATORY NOTE


       This Amendment No. 5 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012 and October 29, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

       This Amendment reports the acquisition of additional Shares through November 19, 2012.



Item 5.		Interest in Securities of the Company

	The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

	(a) As of November 19, 2012, the Reporting Persons may be deemed to beneficially own an aggregate of 3,699,515 Shares, which constitutes 35.77% of the 10,342,401 Shares outstanding, based on (i) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (ii) 3,350,534 Shares from the Three Shareholders conversion of the note from the Amended Loan Agreement; and (iii) 327,858 Shares from the Three Shareholders conversion of their portions of the Bridge Loan Agreement.

	(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares since the last filing by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions in the open-market as set forth in Exhibit A.



Item 7.	Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the Shares by the Fund since October
29th.



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Cusip No. 	M20157109	  Schedule 13-D			  Page  9 of 10



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 19, 2012	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)


				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  November 19, 2012	COLUMBIA PACIFIC ADVISORS, LLC  (1)


				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  November 19, 2012	/s/ Alexander B. Washburn
				Alexander B. Washburn   (1)



Dated:  November 19, 2012	/s/ Daniel R. Baty
				Daniel R. Baty    (1)



Dated:  November 19, 2012	/s/ Stanley L. Baty
				Stanley L. Baty    (1)



Dated:  November 19, 2012	/s/ Brandon D. Baty
				Brandon D. Baty    (1)



(1) This amendment is being filed jointly by Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated May 7, 2012 and included with the initial Schedule 13D filed on May 7, 2012
(the "Joint Filing Agreement"). The Joint Filing Agreement is incorporated herein by reference.


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Cusip No. 	M20157109	  Schedule 13-D			  Page 10 of 10


				Exhibit A

TRANSACTIONS IN THE SHARES BY THE FUND SINCE THE LAST FILING

  Date		Transaction	Shares		Price
10/31/2012		BUY	11,700		3.7751
11/01/2012		BUY	 2,000		3.7575
11/02/2012		BUY	   500		3.814
11/05/2012		BUY	 5,464		3.732
11/06/2012		BUY	15,040		3.8566
11/07/2012		BUY	16,591		3.81
11/08/2012		BUY	40,800		3.9302
11/09/2012		BUY	 9,000		3.9227
11/12/2012		BUY	14,002		3.97
11/13/2012		BUY	15,600		3.8655
11/14/2012		BUY	 2,272		3.8837
11/15/2012		BUY	 1,000		3.8247
11/16/2012		BUY	 1,100		3.8318
11/19/2012		BUY	 8,317		3.8827